Exhibit (d)(2)

MASTER AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

AMENDMENT (this “Amendment”) dated as of December 15, 2017 between each of the Value Line funds set forth on Schedule I to this Agreement (each, a “Fund”) and EULAV Asset Management, a Delaware statutory trust (the “Company”).

WHEREAS, each Fund and the Company are parties to an investment advisory agreement, dated as of December 23, 2010 (the “Advisory Agreements”), pursuant to which the Company serves as each Fund’s investment adviser and is also obligated to provide, or arrange for the provision of, certain administrative services for each Fund (as set forth in Section 1(a) of this Agreement, the “Administrative Services”) in consideration for a portion of the management fee payable by the applicable Fund to the Company thereunder; and

WHEREAS, each Fund and the Company desire that the requirement that the Company provide, or arrange for the provision of, the Administrative Services and the portion of management fee attributable therefore be set forth in that certain administration agreement, dated as of the date hereof, between the Funds and the Company (the “Administration Agreement”) rather than be set forth in the Advisory Agreements;

NOW, THEREFORE, in consideration for the mutual promises made herein, the parties hereby agree as follows:

1.            ADMINISTRATIVE SERVICES. The first two sentences of Section 2 of each Advisory Agreement are hereby deleted. In addition, the third sentence of Section 2 of each Advisory Agreement is amended to state: “All ~~other~~ costs and expenses not expressly assumed by the Company under this Agreement or the Fund’s administration agreement with the Company (the “Administration Agreement”), … .” [Deletions are noted by strikethrough and additions noted by bold and underling.]

2.            COMPENSATION. Section 3(a) of each Advisory Agreement is hereby amended by including the following sentence: “The advisory fee payable by the Fund to the Company attributable to any period shall be reduced by the amount of administrative fees and expenses paid by the Fund for Administrative Services with respect to the same period. The Adviser shall waive all or a portion of its advisory fee, or make payments to limit the expenses of the Fund, or both, to the extent necessary to reduce the annual advisory fee payable under this Agreement, combined with the total annual administrative fees and expenses payable for Administrative Services, to a level that does not exceed the amount of total fees that were payable under this Agreement prior to this Amendment (irrespective of any fee waiver).”

3.            CONTINUANCE OF OTHER TERMS. Except as amended hereby, each Advisory Agreement shall remain unchanged and in full force and effect in accordance with its terms.

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IN WITNESS WHEREOF, the undersigned has executed this Amendment with effect as of May 1, 2018.

Each of the FUNDS set
forth on Schedule I hereto:

By:    /s/ Mitchell E. Appel

Name: Mitchell E. Appel

Title:   President and Chief
            Executive Officer

EULAV ASSET MANAGEMENT

By:    /s/ Mitchell E. Appel

Name: Mitchell E. Appel

Title:   Chief Executive Officer

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SCHEDULE I

Funds

1.	Value Line Centurion Fund, Inc.
2.	Value Line Strategic Asset Management Trust.